Invesco ETFs 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

August 18, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention: Jaea Hahn

Re:	Invesco Exchange-Traded Self-Indexed Fund Trust
File Nos. 333-221046; 811-23304
Responses to Comments on Post-Effective Amendment No. 156

Dear Ms. Hahn:
This letter responds to comments from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on July 27, 2023, regarding Post-Effective Amendment No. 156 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 157 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Amendment was filed with the SEC on June 27, 2023 in connection with changes to the name, ticker symbol, underlying index, index provider, investment objective, principal investment strategies, certain non-fundamental policies, and advisory fee of Invesco Bloomberg Pricing Power ETF (formerly called Invesco Defensive Equity ETF), a series of the Trust (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Capitalized terms used below and not otherwise defined herein have the same meanings as in the Amendment.
We also hereby confirm that all outstanding and/or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

1.	Comment:
Please provide a completed fee table and expense example for the Fund, as required by Item 3 of Form N-1A, and confirm that any fees associated with creation and redemption activity are not reflected in such fee table and example. Please also confirm the footnote to the fee table and explain the Fund’s upcoming fee change.

U.S. Securities and Exchange Commission
Ms. Jaea Hahn
August 18, 2023

Response:
A completed fee table and expense example for the Fund are contained in Appendix A to this letter. We confirm that the fee table and example do not reflect fees associated with creation or redemption activity.

In connection with the Fund’s Underlying Index change, the Fund’s advisory fee will change from a non-unitary fee to a unitary fee and will be reduced from 0.50% of the Fund’s average daily net assets to 0.40% of its average daily net assets. Under its current non-unitary fee structure, the Fund is responsible for all of its own expenses, including, but not limited to, the investment advisory fees, costs of transfer agency, custody, fund administration, legal, audit and other services, interest, taxes, Acquired Fund Fees and Expenses, if any, brokerage commissions and other expenses connected with executions of portfolio transactions, sub-licensing fees related to its Underlying Index, any distribution fees or expenses, litigation expenses, fees payable to the Trust’s Board members and officers who are not “interested persons” of the Trust or the Adviser, expenses incurred in connection with the Board members’ services, including travel expenses and legal fees of counsel for those members of the Board who are not “interested persons” of the Trust or the Adviser (the “Independent Trustees”) and extraordinary expenses. Under the new unitary fee structure, the Fund will pay its investment advisory fee, and the Adviser will pay for substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other services, except for distribution fees, if any, brokerage expenses, taxes, interest, Acquired Fund Fees and Expenses, if any, litigation expenses, and other extraordinary expenses. These changes will take effect on August 28, 2023, which falls after the Fund’s most recent fiscal year ended of August 31, 2022. In light of this change, and consistent with Instruction 3(d)(ii) to Item 3 of Form N-1A, we have restated the Fund’s expense information in the fee table and example table as if the new fee of 0.40% and the new unitary fee structure had been in effect during the Fund’s previous fiscal year. Additionally, pursuant to Instruction 3(d)(ii)(B) to Item 3 of Form N-1A, we have revised the footnote to the fee table as shown below:

Effective ~~after market close~~ on August ~~25~~28, 2023, the Fund's management fee was reduced.  “Management Fees” and “Total Annual Fund Operating Expenses” have been restated to reflect current fees.

2.	Comment:
The Staff notes that the Fund is making changes to its underlying index and principal investment strategies. As a result, the Staff has several questions and comments relating to these changes, as follows:

(a) Supplementally, please inform the Staff why the Board of Trustees of the Trust (the “Board”) believes that the Fund changes are consistent with the Board’s fiduciary duties and are in the best interests of shareholders, who did not vote for the Fund changes. Specifically:

(i) Explain in detail what information the Board considered and how it weighed that information in arriving at its decision.

U.S. Securities and Exchange Commission
Ms. Jaea Hahn
August 18, 2023

(ii) Explain why the Board concluded this approach was better for shareholders than other alternatives, such as liquidating the Fund and starting a new fund.

(iii) Please support your explanation of the Board’s deliberations with data (e.g., if cost was a consideration, please provide data on expected cost savings associated with making the changes, as compared to starting a new fund with this strategy).

(b) Supplementally, please explain why the Adviser believes the Fund Changes are consistent with its fiduciary duty to the Fund.

(c) Please describe the composition of the Fund’s shareholder base (e.g., affiliated vs. unaffiliated; institutional vs. retail). What percentage of the Fund’s assets are held by retail investors?

(d) Please explain why making these changes in a post-effective amendment to the registration statement of an existing fund, as opposed to adding a new fund, is consistent with the text and policy of Rule 485(a) under the Securities Act (i.e., explain why you believe this does not provide an unfair competitive advantage over other registrants that choose to add a new series under Rule 485(a) that becomes effective in 75 days rather than in 60 days).

(e) Please inform the Staff what percentage of the Fund’s current portfolio needs to be repositioned as a result of these changes.

	Response:	The Registrant will consider Comment No. 2, including its subparts, and provide responses in separate correspondence to the Staff.

3.	Comment:	Please confirm, as of a recent date, if the issuers of the component securities of the Underlying Index are currently concentrated or focused in any industry.

Response:
As of July 31, 2023, the Bloomberg Pricing Power Index (the “New Underlying Index”) is concentrated in the industrials sector. Accordingly, we have revised the “Concentration Policy” section of the summary prospectus to reflect this concentration and have updated the “Principal Risks of Investing the Fund” section of the summary and statutory prospectuses to include “Industrials Sector Risk.”

4.	Comment:	In footnote 3 to the Average Annual Total Returns table in the prospectus, please clarify that the Sabrient Defensive Equity Index was the former underlying index of the Predecessor Fund.

	Response:	We have revised footnote 3 as shown below to clarify that the Sabrient Defensive Equity Index was an underlying index of the Predecessor Fund:

(3) Blended-Invesco Defensive Equity Index reflects the performance of the Sabrient Defensive Equity Index, ~~the~~ a former underlying index of the Predecessor Fund, prior to October 24, 2016 and the Invesco Defensive Equity Index thereafter.

U.S. Securities and Exchange Commission
Ms. Jaea Hahn
August 18, 2023

5.	Comment:	In footnote 1 to the Average Annual Total Returns table of the prospectus, please fill in the commencement date of the Fund’s New Underlying Index.

	Response:	The New Underlying Index commenced operations on June 29, 2023. We have revised footnote 1 as shown below:

(1) ~~[~~Effective after the close of markets on ~~[~~August 25, 2023~~]~~, the Fund changed its underlying index from the Invesco Defensive Equity Index to the Bloomberg Pricing Power Index. ~~Prior to its commencement date of [ ], performance for the Underlying Index is not available.]~~ Performance information is not available for periods prior to the Bloomberg Pricing Power Index’s commencement date of June 29, 2023.

6.	Comment:
The Staff notes that the Trust’s Declaration of Trust and bylaws set forth a process for shareholders to bring derivative actions. In the “Additional Information Concerning the Trust” section of the SAI, please revise the disclosure that summarizes the provisions of the Trust’s bylaws relating to the exclusive forum for shareholders to bring claims, lawsuits, or actions to include a statement that such provisions of the Trust’s bylaws do not apply to claims that arise under the Federal securities laws. Please also add disclosure in an appropriate part of the Fund’s prospectus summarizing these provisions and the risks of such provisions, including that shareholders may have to bring suits in an inconvenient or less favorable forum, and explain that these provisions of the bylaws do not apply to claims that arise under the Federal securities laws.

	Response:	We have revised the noted disclosure in the “Additional Information Concerning the Trust” section of the SAI as shown below:

The Trust’s bylaws require that to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Act, the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, shall be the sole and exclusive forum for any shareholder (including a beneficial owner of shares) to bring derivatively or directly (i) any claim, suit, action or proceeding brought on behalf of the Trust, (ii) any claim, suit, action or proceeding asserting a claim for breach of a fiduciary duty owed by any Trustee, officer or employee, if any, of the Trust to the Trust or the Trust’s shareholders, (iii) any claim, suit, action or proceeding asserting a claim against the Trust, its Trustees, officers or employees, if any, arising pursuant to any provision of Delaware statutory or common law, or any federal or state securities law, in each case as amended from time to time, or the Trust’s Declaration of Trust or bylaws; or (iv) any claim, suit, action or proceeding asserting a claim against the Trust, its Trustees, officers or employees, if any, governed by the internal affairs doctrine. Insofar as the Federal securities laws supersede state law, the provisions in the Trust’s bylaws related to exclusive forum described herein do not apply to claims brought under the Federal securities laws to the extent that any such federal securities laws, rules or regulations, do not permit such application. The designation of

U.S. Securities and Exchange Commission
Ms. Jaea Hahn
August 18, 2023

exclusive forum may make it more expensive for a shareholder to bring a suit and may limit a shareholder’s ability to litigate a claim in a jurisdiction or forum that may be more convenient and favorable to the shareholder.

We believe this placement in the SAI of disclosure regarding shareholder derivative claims, including forums for such claims, is appropriate. We are unaware of any line-item requirement of Form N-1A that would require disclosure of this information anywhere in either in the prospectus or the SAI. The placement of this additional disclosure is consistent with General Instruction C.3.(b) to Form N-1A, which states that a Fund “may include…information in the prospectus or the SAI that is not otherwise required…so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” We believe the information as currently drafted and located is not incomplete, inaccurate or misleading. In addition, we do not believe that the “nature, quantity, or manner of presentation” of such disclosure obscures or impedes understanding of the information that is required to be included in the SAI.  As a result, and in the absence of information indicating the contrary, we believe its current placement in the SAI is most appropriate for the registration statement.

7.	Comment:	In the “Acceptance of Creation Orders” section of the SAI, the Trust states:

The Trust reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect of the Fund if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (iii) the Deposit Securities delivered are not as designated for that date by the Custodian; (iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (v) acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; (vi) acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Adviser have an adverse effect on the Trust or the rights of Beneficial Owners; or (vii) there exist circumstances outside the control of the Trust that make it impossible to process creation orders for all practical purposes.  (emphasis added)

Please revise the cited disclosure to delete the word “absolute” from the first sentence. Please also delete items (iv) and (vi) in the cited disclosure.

	Response:	The disclosure has been revised as follows:

The SEC has expressed the view that a suspension of creations that impairs the arbitrage mechanism applicable to the trading of ETF shares in the secondary market is inconsistent with Rule 6c-11 under the 1940 Act. The SEC’s position does not prohibit the suspension or rejection of creations in all instances. The Trust reserves the ~~absolute~~ right, to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act, to reject or revoke a creation order transmitted to it by the Distributor in respect of the Fund, including, for example, if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Shares

U.S. Securities and Exchange Commission
Ms. Jaea Hahn
August 18, 2023

ordered, would own 80% or more of the currently outstanding Shares of the Fund; (iii) the Deposit Securities delivered are not as designated for that date by the Custodian; (iv) ~~acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (v)~~ acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; or (v) ~~(vi) acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Adviser have an adverse effect on the Trust or the rights of Beneficial Owners; or (vii)~~ there exist circumstances outside the control of the Trust that make it impossible to process creation orders for all practical purposes.

* * *
We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-5902 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Anita De Frank
Anita De Frank
Senior Counsel

cc:	Adam Henkel, Esq.
Eric Purple, Esq.
Alan Goldberg, Esq.
Mark Greer, Esq.

U.S. Securities and Exchange Commission
Ms. Jaea Hahn
August 18, 2023

Appendix A

Invesco Bloomberg Pricing Power ETF

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees[1]	0.40%
Other Expenses	0.00
Total Annual Fund Operating Expenses[1]	0.40
1 Effective on August 28, 2023, the Fund's management fee was reduced. “Management Fees” and “Total Annual Fund Operating Expenses” have been restated to reflect current fees.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years	5 Years	10 Years
$41	$128	$224	$505